Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 818.676.6000 800.291.6911 www.healthnet.com

November 21, 2012

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Net, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 8, 2012
File No. 001-12718

Dear Mr. Rosenberg:

On behalf of Health Net, Inc. (the “Company”), this letter is in response to oral comments received from Dana Hartz, Staff Accountant at the Securities and Exchange Commission (the “Commission”) on November 9, 2012 in connection with the Company’s letter dated October 12, 2012 (the “Initial Response Letter”) responding to the Commission’s comment letter dated September 7, 2012 (the “Initial Comment Letter”). The Initial Comment Letter set forth three comments related to the above referenced filings. Based on its November 9, 2012 discussion with Ms. Hartz, the Company understands that the Commission has accepted the Company’s responses to Comments 1 and 3 without further comment, and has requested additional information with respect to Comment 2. As requested by Ms. Hartz, the Company has set forth the substance of the Commission’s oral comments in bold type and has followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12—Regulatory Requirements, page F-44

1.    This is a follow-up comment to Note 12, which started on page F-44. We note your response to prior comment 2. This information is required disclosure in the annual financial statements that are required to be audited. Please confirm that the “unaudited” denotation will be removed. In addition, you state that the Company and its subsidiaries met their respective regulatory requirements related to maintenance of minimum capital standards and restricted accounts or assets in all material respects. Please revise your disclosure to clarify if you met all of your requirements by a material amount or provide quantification of the requirements and the amounts of the subsidiaries.

Securities and Exchange Commission

November 21, 2012

The Company acknowledges the Staff’s comment and confirms that it will not include the “Unaudited” denotation in Note 12 (or similar disclosure) in its future annual reports, including the annual report on Form 10-K for the year ended December 31, 2012. The Company also confirms that such disclosure will be audited.

In addition, as discussed with the Staff on a phone call on November 16, 2012, the Company respectfully notes that its proposed Note 12 disclosure in the Initial Response Letter states that as of December 31, 2011: (i) the statutory-basis capital and surplus of the Company’s health plan subsidiaries was $159.5 million and (ii) the GAAP equity of the Company’s subsidiaries regulated by the Department of Managed Health Care was $1.2 billion. As requested by the Staff on the phone call, the Company supplementally advises the Staff that collectively these amounts exceed approximately $750 million, which is the aggregate minimum amount of statutory capital and surplus and GAAP equity of the Company’s regulated subsidiaries that is necessary to satisfy regulatory requirements based on the Company’s operations as of December 31, 2011. Each of these amounts will be presented as of December 31, 2012 in the Note 12 disclosure for the Company’s annual report on Form 10-K for the year ended December 31, 2012. Accordingly, as requested by the Staff’s comment above, the Company respectfully submits that the proposed Note 12 disclosure in the Initial Response Letter quantifies on an aggregate basis the applicable regulatory requirements related to maintenance of minimum capital standards and restricted accounts or assets for the Company’s regulated subsidiaries and the extent to which the Company’s regulated subsidiaries have met these requirements. Further, the Company respectfully submits that the amounts set forth above as of December 31, 2011 demonstrate that on an aggregate basis the Company’s regulated subsidiaries have exceeded these minimum requirements by a material amount. As discussed with the Staff on the phone call, the Company therefore also understands that the presentation of such disclosure on a subsidiary-by-subsidiary basis is not required. Accordingly, the Company will provide similar disclosure to the proposed Note 12 in the Initial Response Letter in its future annual reports, as applicable, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2012 (except, as discussed above, the Company will not include the “Unaudited” denotation in its Note 12 (or similar disclosure) in its annual reports). For the avoidance of doubt, as discussed with the Staff on the phone call, given the quantitative and other information provided in the Note 12 disclosure proposed by the Company and discussed above, the Company intends to retain the last sentence of the proposed Note 12 disclosure as set forth in the Initial Response Letter. In the event circumstances change in subsequent periods, the Company will consider whether additional or modified disclosure is required.

* * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 21, 2012

Once you have had time to review the Company’s responses to the Staff’s comments, the Company would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (818) 676-6000. Written correspondence to the Company may be directed to my attention at 21650 Oxnard Street, Woodland Hills, California 91367.

Sincerely,
Health Net, Inc.

/s/ Joseph C. Capezza
Joseph C. Capezza Executive Vice President, Chief Financial Officer and Treasurer

cc:	Dana Hartz, the Commission
Joel Parker, the Commission
Angelee F. Bouchard, the Company
Marie Montgomery, the Company